[ Janus Letterhead ]
February 13, 2012
VIA EDGAR
Mr. Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”) 1933 Act File No. 033-63212 1940 Act File No. 811-07736 Post-Effective Amendment No. 56
Dear Mr. Burak:
On behalf of the Registrant and its underlying series, Janus Aspen Protected Series — Growth (the “Portfolio”), this letter is to respond to your comments received on November 15, 2011 with respect to the Registrant’s Post-Effective Amendment No. 56 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on September 30, 2011. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).
Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectus Comments
2.	Staff Comment: The Staff requested that the Registrant add clarifying disclosure in the Portfolio Summary section indicating that the Capital Protection Agreement is separate from any benefit Portfolio shareholders would receive under their variable insurance contract and that the Capital Protection Agreement does not provide Portfolio shareholders with any additional protection.
Response: The Registrant has clarified this disclosure as requested.
3.	Staff Comment: The Staff asked the Registrant to confirm that, with respect to the net fees shown in the Fees and Expenses table, the net fees reflect the maximum capital protection fee of 0.75% of assets.
Response: The Registrant confirms that the net fees shown reflect the maximum capital protection fee of 0.75% on protected assets.

4.	Staff Comment: The Staff noted that the Portfolio’s expense limitation agreement’s initial term must be at least one year from the effective date of the Portfolio.
Response: The Registrant confirms that the Portfolio’s fee waiver will be in effect for an initial one-year period, subject to termination or modification at the discretion of the Portfolio’s Board of Trustees.
5.	Staff Comment: The Staff requested that the Portfolio’s disclosure under “Principal Investment Risks” and throughout the Prospectus (as appropriate) clarify that, to the extent the protected amount owed to the Portfolio exceeds the maximum settlement amount, the variable insurance contract provider does not cover any shortfall amount.
Response: The Registrant confirms that it has added the requested disclosure.
6.	Staff Comment: The Staff asked the Registrant to confirm that all tables and charts, including Appendix A, would be updated appropriately prior to the Portfolio’s anticipated effective date.
Response: The Registrant confirms that all required information was updated.
7.	Staff Comment: The Staff asked how the Capital Protection Agreement will be treated for accounting purposes.
Response: The Registrant will treat the Capital Protection Agreement as a derivative on the Portfolio’s books and records and will apply its fair valuation policies (consistent with industry standard derivative valuations) to the asset.
8.	Staff Comment: The Staff stated that the financial statements of the Capital Protection Provider are required to be filed as part of the Portfolio’s registration statement. The Staff noted that if the Capital Protection Provider is a reporting company under the Exchange Act of 1934, as amended (the “1934 Act”), and files financial statements that are compliant with Regulation S-X (whether on Form 10-K or Form 10-Q), the financial statements may be incorporated by reference into the Portfolio’s definitive registration statement filed pursuant to Rule 485(b) of the 1933 Act and included as an exhibit thereto. If the Capital Protection Provider is not a 1934 Act reporting company, the financial statements are required to be disclosed as part of the Portfolio’s SAI. The Staff further stated that the Capital Protection Provider’s financial statements must be accompanied by an auditor’s consent, filed as an exhibit to the Portfolio’s definitive Rule 485(b) filing.
Response: The Registrant confirms that the Capital Protection Provider is a 1934 Act reporting company and that the financial statements of the Protection Provider will be incorporated by reference on an annual basis filed as an exhibit to the Portfolio’s registration statement, together with an auditor’s consent.
To the extent that the Capital Protection Provider (or any successor or substituted entity) is required to file reports pursuant to the Exchange Act, the Registrant will incorporate by reference any reports filed on Form 10-K [or 10-Q] under the Exchange Act. To the extent that the Capital Protection Provider is not required to file reports under the Exchange Act, the Registrant will obtain a representation that such financial statements have been and will be prepared in accordance with U.S. GAAP, as if the Capital Protection Provider was required to file Form 10-K [and 10-Q] under the Exchange Act. Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Portfolio, the consent of the independent auditor of the Capital Protection Provider (or such successor or substituted entity), as applicable, regarding such financial statements.

9.	Staff Comment: The Staff asked why the financials for the Parent Guarantor are not included in the filing.

Response: The Parent Guarantor is not a U.S. GAAP filer and therefore, no financial statements of the Parent Guarantor are included in the registration statement or incorporated by reference.

10.	Staff Comment: The Staff asked the Registrant to confirm that the Capital Protection Provider is not an insurance provider.

Response: The Registrant confirms that the Capital Protection Provider is not an insurance provider.
11.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings.
If you have any concerns regarding the above responses, please call me at (303) 394-6459. Thank you for your assistance in this matter.
Regards,
/s/ Stephanie Grauerholz-Lofton
Stephanie Grauerholz-Lofton
Vice President

cc:	Donna Brungardt